

BUILDING FOR THE FUTURE

Biogen Idec 2004 Annual Report

Olga Bobrovnikova
AVONEX patient

AFE HARBOR This Annual Report contains forward-looking statements regarding expected future
ncial results, the potential for TYSABRI, plans for our development programs and plans for our
nufacturing facilities. These statements are based on the Company's current beliefs and
pectations. A number of risks and uncertainties could cause results to differ materially. For
etailed information on the risks and uncertainties associated with these forward-looking
tatements and the Company's other activities, see the section entitled "Forward Looking
formation and Risk Factors That May Affect Future Results" in the Company's 2004 Annual
eport on Form 10-K that accompanies this Annual Report and was filed with the Securities and
xchange Commission (SEC) in March 2005, as well as the other periodic and current reports filed
y the Company with the SEC. All of the Company's SEC filings are available at the SEC's website
//www.sec.gov) or, upon request, from the Company's Investor Relations Department
17.679.2812). The Company does not undertake any obligation to publicly update any forward-
oking statements, whether as a result of new information, future events or otherwise.

CONTENTS


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
APR 2 6 2005
185
SECTION



ANNUAL REPORT


thérapie

OLGA BOBROVNIKOVA




TEAMWORK WITHIN THE COMMUNITY
TEAMWORK WITHIN THE COMPANY





JAMI PALUMBO



JARED SILBERMAN


biogenidec



DARREN BAKER

Dear Fellow Shareholders,

IN 2004 – OUR FIRST FULL YEAR AS A COMBINED ORGANIZATION, Biogen Idec delivered strong financial performance. This included a 19% increase in adjusted pro forma non-GAAP revenue — $2.2 billion in 2004 versus $1.85 billion in 2003.

This revenue growth was driven primarily by the superb performance of AVONEX® (Interferon beta-1a) and RITUXAN® (rituximab). Revenues for AVONEX, the world's leading therapy for multiple sclerosis (MS), rose 21% to $1.42 billion as compared to 2003 adjusted pro forma non-GAAP revenues of $1.17 billion. Co-promotion profits for RITUXAN, the world's leading therapy for certain types of B-cell non-Hodgkin's lymphoma (NHL), grew by 25% to $615 million. We market RITUXAN in the United States in collaboration with Genentech, Inc. All U.S. sales of RITUXAN are recognized by Genentech, and we record our share of the pretax co-promotion profits on a quarterly basis.

In November 2004, TYSABRI® (natalizumab), formerly known as ANTEGREN®, a new therapy we jointly developed with Elan Corporation, plc, was approved by the U.S. Food and Drug Administration (FDA) for the treatment of relapsing forms of MS to reduce the frequency of clinical relapses. In February 2005, in consultation with the FDA, we voluntarily suspended marketing and commercial distribution of TYSABRI and told physicians that they should suspend treating patients with TYSABRI until further notification. At the same time, we suspended dosing in all clinical trials of TYSABRI, including those in MS, Crohn's disease and rheumatoid arthritis (RA).

These decisions were based on reports of two cases of a rare and frequently fatal demyelinating disease of the central nervous system called progressive multifocal leukoencephalopathy (PML) that occurred in patients treated with TYSABRI in combination with AVONEX in clinical trials. The affected patients had received more than two years of TYSABRI therapy in combination with AVONEX. In light of the two reports of PML, we and Elan initiated a systematic review of the TYSABRI safety database. On March 30, 2005, the companies announced that the review of the safety database led a serious adverse event previously reported by a clinical investigator in a clinical study of TYSABRI in Crohn's disease to be reassessed as PML. The case was originally reported by the investigator as a malignant astrocytoma in July 2003. The patient died in December 2003. The patient had received 8 doses of TYSABRI over an 18-month period and prior medication history included multiple courses of immunosuppressant agents.

We and Elan are working with clinical investigators to evaluate patients treated with TYSABRI in clinical trials and have convened an expert panel to better understand the possible risk of PML in patients treated with TYSABRI. The outcome of these evaluations will be used, in consultation with regulatory authorities, to determine TYSABRI's possible re-initiation of dosing in clinical studies and future commercial availability.

We share in the extreme disappointment over the need to suspend TYSABRI. Ultimately, however, patient safety is paramount, and we recognize that Biogen Idec built itself into a biotechnology industry leader based on scientific excellence and putting patients at the center of all we do. We are heartened by the continued interest from many physicians and patients in TYSABRI, even in light of these recent events.

To build for the future and continue our efforts to serve patients for years to come, we invested 31% of our 2004 revenue -- or $688 million — into a wide range of research and development programs in 2004. This extraordinary investment is aimed at three areas: promoting programs that potentially will bring us into new markets, exploring new applications for existing products, and advancing earlier stage programs already in our pipeline. We are also advancing a number of new opportunities into development, both from our own internal research and through corporate partnerships. We expect to continue a similar level of investment in our future for at least the next several years.

We made noteworthy progress in several areas of development during 2004. AMEVIVE® (alefacept), our therapy for adults with moderate-to-severe chronic plaque psoriasis, received marketing approvals in several countries, including Canada, Australia and Israel. ZEVALIN® (ibritumomab tiuxetan) received approval in Europe for the treatment of patients with CD20-positive, follicular B-cell NHL who are refractory or have relapsed following RITUXAN therapy. Schering AG holds marketing and distribution rights for ZEVALIN outside the United States.

We also continue to explore new indications for RITUXAN, one of the most successful biologics in the history of the biotechnology industry. In addition to new uses in cancer, we and our RITUXAN development partners, Genentech and F. Hoffman-LaRoche, are studying its potential in RA. In November, we announced that the DANCER Phase IIb clinical study of RITUXAN in patients with moderate-to-severe RA who were also treated with methotrexate met its primary endpoint. A significantly greater proportion of RITUXAN plus methotrexate-treated patients achieved improved symptoms that were sustained for up to 48 weeks compared to placebo. In addition, positive results from an earlier, Phase IIa trial were published in the *New England Journal of Medicine* in June.

In-licensing is also a key part of building our pipeline. We have positioned Biogen Idec to be a "partner of choice" for other drug developers based on our science, manufacturing capabilities and global market reach. During 2004, we signed several significant



collaborations. One, with Vernalis plc, focuses on a potential new therapy for Parkinson's disease and other central nervous system disorders, which we hope to advance to Phase II clinical testing during 2005. In the field of oncology, we announced several new collaborations, including those with Sunesis Pharmaceuticals, Inc. and ImmunoGen, Inc.

Biogen Idec's strengths in process development and manufacturing have made us a global leader in biopharmaceutical manufacturing. In 2004, we worked to maximize productivity in our AVONEX manufacturing processes and prepared for the approval of TYSABRI. Work continues at an aggressive pace at our new NIMO large-scale manufacturing facility in Oceanside, California, which, if TYSABRI becomes commercially available again, we expect to be in active use by 2006. During 2004, we also restarted construction on our planned large-scale manufacturing facility in Denmark.

Two thousand four was a year of significant achievements. We look ahead to further opportunities in 2005 and beyond, even as we address the challenges regarding TYSABRI. We thank our employees for their commitment, teamwork and zeal, and our business partners, clinical investigators, doctors, nurses, patients and shareholders for the trust they have placed in us. We believe your faith is well founded, and that together we will move forward to further accomplishments.

Sincerely,

WILLIAM H. RASTETTER, PH.D.
EXECUTIVE CHAIRMAN
BIOGEN IDEC INC.

JAMES C. MULLEN
CHIEF EXECUTIVE OFFICER AND PRESIDENT
BIOGEN IDEC INC.

2004 HIGHLIGHTS

Biogen Idec posted a very strong performance both top and bottom line, consistent with our long-term growth. Total revenues were $2.2 billion, growing 19% year-over-year.

Tysabri was granted Accelerated Approval by the FDA for relapsing forms of MS on November 23, 2004. The approval was based on Priority Review of one-year data from two Phase III studies. On February 28, 2005, Biogen Idec and Elan voluntarily suspended the marketing and commercial distribution of TYSABRI and informed physicians to suspend dosing until further notification. The companies also suspended dosing in all ongoing clinical trials.

Sales of AVONEX continued to be very strong in 2004. AVONEX continues to be the top-selling MS product globally. Worldwide revenues for 2004 were $1.4 billion; U.S. sales were over $900 million, and rest-of-world sales were nearly $500 million.

Rituxan had another successful year with U.S. net sales of $1.54 billion, a 35% increase year-over-year. Promising results from the ECOG 1496 study for indolent NHL patients and the MinT study for frontline aggressive NHL patients were presented in June at ASCO.

In January 2004, ZEVALIN was granted approval by the European Commission for adult patients with CD20-positive follicular B-cell NHL who are refractory to or have relapsed following RITUXAN therapy.

In 2004, AMEVIVE continued to gain marketing approval in countries outside the U.S., including Israel, Canada, and Australia. Biogen Idec continues to study AMEVIVE use in a range of settings, including in combination with other common psoriasis treatments.

Construction was completed on our manufacturing facilities in Oceanside, California, and we moved into our new West Coast headquarters in San Diego, California. In addition, our international headquarters was relocated to Zug, Switzerland. In 2004, Biogen Idec also reinitiated development of a manufacturing facility in Hillerod, Denmark.



Honoring the Patients

Our commitment to improving the lives of patients guides our actions every step of the way.

One of Biogen Idec's core values is the dedication of our company and our employees to those we serve. Our goal is to help these individuals and their families achieve and thrive, enabling them to live their lives to the fullest possible degree. The successes we have celebrated to date are embodied in therapeutics like RITUXAN and ZEVALIN, which have changed the face of cancer therapy for patients with B-cell NHL. Similarly, AVONEX has improved the long-term outcome for many individuals around the world with MS. Now we are hopeful that our research efforts will continue to improve not only the lives of people with MS, but also other autoimmune conditions. Likewise, AMEVIVE has provided relief for many patients with psoriasis. Our research continues with thoughts of the patients we serve foremost in our minds.

Please keep in mind that every individual experiences therapy with TYSABRI, AVONEX, RITUXAN, ZEVALIN and AMEVIVE differently. A patient's own experience may be different from the ones highlighted in this document.



AVONEX

Multiple Sclerosis

MS IS A DEGENERATIVE AUTOIMMUNE DISEASE that affects the central nervous system, damaging the myelin tissue that surrounds nerve fibers. When myelin is damaged or destroyed, the ability of the nerves to conduct electrical impulses to and from the brain is disrupted. This can result in a variety of disease symptoms. According to the National MS Society, approximately 400,000 Americans acknowledge having MS, and worldwide, MS may affect 2.5 million people.

SINCE ITS LAUNCH EIGHT YEARS AGO, AVONEX has become the most prescribed therapy for MS patients worldwide. During 2004, this success continued as AVONEX held its position in the United States and gained market share globally even in the face of increasing competition.

AVONEX'S SUCCESS DERIVES from its convenient once-weekly dosing, good long-term efficacy and low rate of side effects.

AVONEX'S success is also a tribute to the efforts of Biogen Idec's global neurology marketing and sales group. Their eight-year commitment to AVONEX has made them one of the strongest and most experienced teams in neurology.



Olga's Story

After graduating from Moscow Conservatoire approximately 18 years ago, at age 21, pianist Olga Bobrovnikova was completing post-graduate studies when she suffered a sudden paralysis below her waist. Treated at the National Neurological Institute, she recovered and completed her studies. This illness was diagnosed as a "neurological infection," but Olga now realizes that it was her first "flare" of multiple sclerosis.

Olga subsequently married a violinist and, with their two-year-old son, immigrated to Belgium where she continued her career in chamber music with her husband. Unfortunately in 1995, her marriage and the chamber music ensemble both broke up, and she suffered a second, milder "flare." Told by doctors that there was no treatment or definitive diagnosis for her illness, Olga went home and followed the healthcare advice previously given by her Russian neurologist. She continued to lead an active professional life, recording a CD, working as a classical music consultant, teaching and working in the field of musical therapy for children. However, by December 2000, Olga was experiencing problems with fatigue, memory and coordination affecting her hands and, for the first time in her career, she cancelled a recital.

Realizing she could no longer carry on, Olga sought medical help. An MRI scan finally confirmed a diagnosis of MS, and Olga began treatment with AVONEX. Since then her life has taken a dramatic turn for the better. Olga has experienced no recent fatigue, memory or coordination problems, and she is rebuilding her concert career. In addition to her efforts to bring to public attention the music of a "lost" Russian composer Paul Pabst, Olga has become active in helping to educate people about MS, inspiring others through concerts for patient groups and at neurology meetings in Europe, Canada and Russia.



TYSABRI

ON NOVEMBER 23, 2004, TYSABRI became the first monoclonal antibody approved by the U.S. Food and Drug Administration (FDA) for the treatment of relapsing forms of MS.

ON FEBRUARY 28, 2005, BIOGEN IDEC and Elan voluntarily suspended the marketing and commercial distribution of TYSABRI. The companies also informed physicians that they should suspend dosing of TYSABRI until further notification. We also suspended dosing of TYSABRI in all ongoing clinical trials, including those in MS, Crohn's disease and RA.

THESE DECISIONS WERE BASED ON REPORTS of two serious adverse events that have occurred in patients treated with TYSABRI in combination with AVONEX in clinical trials. These events involved progressive multifocal leukoencephalopathy (PML), a rare and frequently fatal demyelinating disease of the central nervous system. The companies' actions were taken in consultation with the FDA, and worldwide regulatory agencies are being kept informed. In light of the two reports of PML, Biogen Idec and Elan initiated a systematic review of the TYSABRI safety database. On March 28, 2005, the companies announced that the review of the safety database led a serious adverse event previously reported by a clinical investigator in a study of TYSABRI in Crohn's disease to be reassessed as PML. The case was originally reported by the investigator as a malignant astrocytoma in July 2003. The patient died in December 2003.

BIOGEN IDEC AND ELAN are working closely with clinical investigators to evaluate patients treated with TYSABRI in clinical trials and have convened an expert panel to better understand the possible risk of PML in TYSABRI-treated patients. The outcome of these evaluations will be used, in consultation with regulatory authorities, to determine possible re-initiation of dosing in clinical trials and the future commercial availability of TYSABRI.

Please see complete prescribing information available at www.tysabri.com and www.avonex.com.



Palumbo
Idec Employee
Award Winner
CA



The immune system is a complex of cells and signaling processes that work to keep the body healthy. B cells produce antibodies to fight disease. However, in diseases like RA or lupus, B cells can generate antibodies against the body's own tissues that provoke harmful inflammation. Likewise, some T cells help B cells recognize foreign antigens, while others directly attack cancerous or infected cells. But when T cells become inappropriately activated they can stimulate harmful inflammatory activity that damages tissues, leading to diseases like MS, Crohn's disease, RA or psoriasis.

Understanding the science behind immune system cells and their interactions has led to therapies such as RITUXAN that offer the potential to treat multiple disease states with a single product.

RITUXAN

In addition to its important role in the treatment of B-cell cancers, RITUXAN also offers the opportunity to treat certain autoimmune diseases. When B cells inappropriately produce antibodies against one of the body's own proteins, as happens in some autoimmune diseases, these antibodies can collect in certain tissues and trigger inflammatory damage. Moreover, the B cells themselves can also produce immune-signaling chemicals called cytokines that fan the inflammatory processes. RITUXAN targets and selectively depletes peripheral CD20-positive B cells without targeting stem cells or existing plasma cells. In doing so, RITUXAN may potentially interrupt the complex autoinflammatory cycle and halt or slow tissue damage.

Biogen Idec and its development collaborators Genentech, Inc. and F. Hoffmann-La Roche have conducted one global Phase III trial of the use of RITUXAN in the treatment of RA and are planning a second. Additional studies of RITUXAN in autoimmune disease settings are investigating its use in the treatment of MS and systemic lupus erythematosis, an autoimmune disease that can affect many parts of the body.



AMEVIVE

Psoriasis is a chronic autoimmune skin disease. This disease affects more than 4.5 million adults in the United States.

PSORIASIS

AMEVIVE was the first biologic medicine approved in the United States for treating moderate-to-severe chronic plaque psoriasis in adults who are candidates for systemic or phototherapy. AMEVIVE works by targeting certain T-cell types that are implicated in causing this serious autoimmune skin condition. Based on Phase III clinical trials, patients who respond to treatment may continue to experience some relief from their disease after treatment stops. During 2004, AMEVIVE gained additional marketing approvals in other countries including Israel, Canada and Australia. Biogen Idec continues to study AMEVIVE use in a range of settings, including in combination with other common psoriasis treatments.

Please see complete prescribing information available at www.amevive.com.

RITUXAN

PARTNERING FOR THE FUTURE

CANCER

"What our collaboration has accomplished with RITUXAN is something that people interested in drug development rarely get to experience in their careers... that is, knowing that the work you've done has changed completely the way that patients with a life-threatening disease get to think about their future."

Susan Desmond-Hellmann, M.D., M.P.H.
President – Product Development, Genentech

IN THE EARLY 1990s, much skepticism existed around the idea of using therapeutic antibodies to fight cancer due to clinical failures with first-generation, mouse-derived molecules. IDEC Pharmaceuticals Corporation had a newer type of monoclonal antibody that was beginning to show promise in Phase II clinical studies in NHL, but the company lacked the financial resources to advance that product to Phase III testing — the most costly stage of developing a new drug. Fortunately, scientists at Genentech also remained believers in the science and the ultimate potential of monoclonal antibodies in cancer. After reviewing the clinical data on IDEC's antibody, IDEC and Genentech announced a development collaboration in 1995. The subject of this collaboration was RITUXAN — which in 1997 became the first therapeutic antibody to gain FDA approval for a cancer indication.

ACCORDING TO DR. SUSAN DESMOND-HELLMANN, Genentech's President-Product Development, the success of the development efforts of Biogen Idec, Genentech and F. Hoffmann-LaRoche comes from a sincere wish by all three companies to use great science to improve outcomes in patients with cancer. Also contributing to the collaboration's success have been the individual and shared strengths of the three organizations, which has made possible manufacturing, commercialization and continued clinical development on a global basis. Today the three companies continue to focus on the clinical development with RITUXAN, as well as other CD20 antibodies. In the area of blood-based cancers, the companies continue to answer questions and learn how best to use RITUXAN in patients with lymphoma. Clinical studies are also exploring new RITUXAN uses in CLL and immunologic indications like RA, MS, lupus and other autoimmune diseases.

Please see complete prescribing information available at www.rituxan.com.


Giro
biogen idec

Darren's Story

Senior scientist Darren Baker always knew that the work of Biogen Idec's research staff was important — that the drugs that he and others worked on would help countless people. But not until he experienced difficulty swallowing and was diagnosed with B-cell non-Hodgkin's lymphoma in early 2003 did Darren truly appreciate for himself the value of those efforts. Darren was referred to Dana-Farber Cancer Institute where he received a program of eight cycles of CHOP chemotherapy and RITUXAN every three weeks. He experienced no side effects beyond those expected from CHOP chemotherapy alone and by the end of therapy had achieved a complete remission.

Inspired by the biography of bicycle racer and cancer survivor Lance Armstrong, Darren determined to give something back to the institution that had played such a central role in his treatment. He joined a bicycle team of physicians and nurses from Dana-Farber to participate in the Pan Mass Challenge, a two-day, 157-mile bicycle ride. Thanks to a matching funds donation from Biogen Idec, Darren raised nearly $36,000 for Dana-Farber. Darren is now planning an even longer ride to support cancer research at Dana-Farber in 2005.





RITUXAN

SINCE ITS INITIAL APPROVAL IN NOVEMBER 1997, RITUXAN use has grown to make this therapeutic antibody the number one selling cancer drug in the United States. RITUXAN is indicated for the treatment of patients with relapsed or refractory, low grade or follicular, CD20-positive, B-cell NHL, a cancer of the lymphatic system. This product has been used by more than 350,000 patients and is approved in approximately 70 countries worldwide. RITUXAN continues to be studied in a wide range of clinical settings, both as frontline therapy and for the treatment of relapsed patients with NHL and other B-cell malignancies, as a stand-alone treatment and in combination with other cancer therapies. Data from several large clinical studies have confirmed the addition of RITUXAN to chemotherapy can improve patient response rates, as well as better overall survival. Moreover, studies of RITUXAN maintenance therapy in newly diagnosed patients with indolent NHL showed that this regimen can result in greatly improved progression-free survival. These results suggest the potential of using RITUXAN to treat indolent NHL as a chronic disease.

Jared's Story

In April 2002, 54-year-old Naval Reservist, lawyer and arms control expert, Captain Jared Silberman was preparing to leave active duty when abnormal laboratory results from a physical exam suggested a problem. Jared, who felt healthy, had been treated for mantle cell lymphoma with CHOP chemotherapy, radiation and an autologous bone marrow transplant a decade earlier. He requested a blood test and the results spurred him to call his former physician at Dana-Farber Cancer Institute. His doctor diagnosed Jared with another form of CD20-positive B-cell non-Hodgkin's lymphoma and offered him RITUXAN.

Jared received his first infusion with RITUXAN and within a week began to respond to therapy, which enabled him to avoid a second bone marrow transplant. He proceeded to receive four cycles of RITUXAN treatment, and now continues to get infusions every four to five months of the therapeutic antibody. "I feel really great — you have to remind me to get treatment," Jared says, noting that he has continued to lead a highly active life, playing tennis, running, weight training and other sports. He has also continued his work for the Navy as a civilian expert on international arms control negotiations, and as an adjunct professor, teaching securities and Internet law at the College of William and Mary. Moreover, grateful for his experience with RITUXAN, Jared volunteers for the Leukemia and Lymphoma Society, sharing his experience and support with newly diagnosed people with non-Hodgkin's lymphoma.

JARED SILBERMAN / CANCER / RITUXAN

MONOCLONAL ANTIBODY THERAPEUTICS CAN PRECISELY TARGET ANTIGENS ON MALIG-NANT CELLS TO TREAT CERTAIN CANCERS ON THEIR OWN. THEY

Targeted Cancer Therapy

CAN ALSO BE USED TO DELIVER HIGHLY FOCUSED RADIATION OR CANCER-KILLING TOXINS TO MALIGNANT CELLS WHILE SPARING NORMAL CELLS.


ZEVALIN

DURING 2004, BIOGEN IDEC CONTINUED TO GAIN valuable knowledge about the use of the ZEVALIN (ibritumomab tiuxetan) therapeutic regimen in a variety of lymphoma subtypes and in frontline and relapse treatment strategies, including transplantation.

In particular, Biogen Idec and its development partner for ZEVALIN, Schering AG, are studying regimens that combine and integrate ZEVALIN with RITUXAN and other anti-lymphoma therapies. The aim is to use ZEVALIN earlier in the course of disease to more intensively treat patients with NHL, while reducing their exposure to debilitating chemotherapy or extending the duration of their response to treatment. Phase II studies of the ZEVALIN therapeutic regimen in older patients with relapsed or refractory diffuse large B-cell lymphoma have also shown positive results. Diffuse large B-cell lymphoma accounts for 50 percent of all NHL cases in older patients. Prognosis is poor for those who have relapsed or are refractory to CHOP chemotherapy, and there is no standard second-line treatment for them.

IN JANUARY 2004, THE EUROPEAN COMMISSION granted approval to ZEVALIN for the treatment of adult patients with CD20-positive follicular B-cell NHL who are refractory to or who have relapsed following RITUXAN therapy. Schering AG holds marketing and distribution rights for ZEVALIN outside the United States.

Please see complete prescribing information available at www.zevalin.com.

INNOVATIVE

BI

PRODUCT PIPELINE AND CORPORATE VENTURE ARM

Biogen Idec continues to build its pipeline both through internal research efforts and through external collaborations. During 2004, the company filed three new Investigational New Drug applications and initiated major research collaborations related to cancer treatments with Sunesis Pharmaceuticals, Inc. and Immunogen, Inc., and in Parkinson's disease with Vernalis plc. In an effort to gain a window on and invest in the science and products of the future, Biogen Idec also formed its New Ventures Group during 2004. This new strategic initiative will invest both directly and in collaboration with a prominent venture fund in companies with new therapeutics and technologies, both within and outside of Biogen Idec's core competencies. Investments chosen by Biogen Idec may provide future partnership opportunities that could help fuel the company's growth over the next decade.

THERAPIES

OTHER THERAPEUTIC AREAS

Leukemia
...e Non-Hodgkin's Lymphoma
...olent Non-Hodgkin's Lymphoma
...ent B-cell Non-Hodgkin's Lymphoma
Non-Hodgkin's Lymphoma

Zevalin®
(ibritumomab tiuxetan)

...hritis
Rheumatoid Arthritis
Crohn's Disease
Multiple Sclerosis-Relapsing Forms
Psoriasis

Tysabri®
(natalizumab)*

Amevive®
(alefacept)

Congestive Heart Failure

Adentri™

*TYSABRI – MS product is currently withdrawn from the market.
*TYSABRI – Crohn's disease and rheumatoid arthritis clinical trials are currently on hold.

ONCOLOGY



PHASE 4
APPROVED
FILING
PHASE 3
PHASE 2
PHASE 1
PRECLINICAL
B-cell Malignancies
Humanized Anti-CD20 mAb
Solid Tumors
Anti-Lymphotoxin Beta Receptor mAb
Solid Tumors
Anti-TAG72 mAb
Chronic Lymphocytic Leukemia
Anti-CD23 mAb
Non-Hodgkin's Lymphoma
Anti-CD80 mAb
Cancer
Interferon Beta Gene Delivery
Relapsed Chronic Lymphocytic
Newly Diagnosed Aggressi
Newly Diagnosed Ind
Relapsed Indo
Rituxan® (rituximab)

IMMUNOLOGY



PHASE 4
APPROVED
FILING
PHASE 3
PHASE 2
PHASE 1
PRECLINICAL
Inflammatory and Fibrotic Disorders
Anti-Alpha$_v$Beta$_6$ mAb
Inflammatory and Fibrotic Disorders
VLA-1 mAb
Neuropathic Pain
Neublastin
B-Cell Disorders
Humanized Anti-CD20 mAb
B-cell Disorders
BR3
Inflammatory Disorders
Lymphotoxin Beta Receptor
Parkinson's Disease
V2006
Multiple Sclerosis-Relapsing Forms
Psoriasis
BG-12/Oral Fumarate
Multiple Sclerosis
Lupus
Rheumatoid
Rituxan® (rituximab)

RESEARCH, FOCUS ON BI-COASTAL CAPABILITIES & SMALL MOLECULE STRATEGY

Over the past 12 months, bi-coastal collaboration has become a hallmark of Biogen Idec's business, especially in the area of research and development. "Despite the natural upheavals caused by the merger, R&D had one of its most productive and exciting years ever," says Michael Gilman, Ph.D., Executive Vice President, Research. Evaluations of Biogen Idec's existing research programs found only two overlapping efforts, he notes, which are now combined and being run jointly by scientists in San Diego and Cambridge. Moreover, in one research program, the Cambridge team worked on humanizing one portion of a new anti-cancer antibody while San Diego scientists worked on the other. This enabled the company to greatly speed development of this potential new oncology product, which may provide a new weapon against breast cancer and other solid tumor types. Other programs benefiting from the company's bi-coastal collaboration efforts include research that may lead to new treatments for neuropathic pain, including diabetic neuropathy, and additional targeted cancer therapies.

As a biotechnology company, Biogen Idec is well known for its "large molecule" drugs — therapeutic proteins like AVONEX and monoclonal antibodies like RITUXAN and TYSABRI. In 2004, the company increased its efforts to add small molecule drugs to its research and development pipeline. Small molecule drugs can access targets that large molecules cannot, such as targets inside cells, enabling Biogen Idec research to address a broader range of targets and pathways. Moreover, unlike proteins, small molecules are more likely to cross the protective membrane, called the blood-brain barrier, which keeps most foreign substances out of the brain. The ability to cross this barrier is especially important for drugs aimed at neurologic diseases, a specific focus of research at Biogen Idec. Over the coming year, the company plans to continue to build chemistry and other core capabilities in the area of small molecule research and development with a goal of further broadening its opportunities in the healthcare marketplace.


biogen idec
research

INTERNATIONAL CAPABILITIES IN CLINICAL DEVELOPMENT, SALES AND MARKETING

Biogen Idec is a globally integrated and culturally diverse company, with over 500 international employees and direct sales operations in 21 countries around the world. During 2004, the company opened new European strategic and commercial headquarters in Zug, Switzerland. Biogen Idec also maintains two additional European Centers of Excellence, one in Maidenhead, England, focused on clinical development and regulatory affairs and the other in Hoofddorp, Netherlands, focused on packaging and logistics. The employees who staff these three offices, as well as the company's direct sales organizations, work closely together to support clinical development, sales and marketing of Biogen Idec's products.


therapies
Verkehrshaus
Löwendenkmal
Gletschergarten



MANUFACTURING

Process development and biopharmaceutical manufacturing are core capabilities at Biogen Idec. The company is one of a very few biotechnology companies with three dedicated biological bulk manufacturing facilities. During 2004, Biogen Idec realized several milestones with regard to its existing facilities in Cambridge and Research Triangle Park (RTP), even in the face of challenges presented by TYSABRI's early approval. The company also made important gains in the development of two additional large-scale manufacturing facilities in 2004, one completing construction in Oceanside, California, and the other in Hillerod, Denmark, where construction was reinitiated this year.

In Cambridge, Biogen Idec currently manufactures products for clinical trials, as well as commercial supplies of AVONEX. Here the company increased the utilization of its production facility from 35 to 75 percent during 2004. The initiation of manufacturing for two new investigational products enabled the filing of Investigational New Drug applications for both. Moreover, Biogen Idec achieved continuous improvement in its manufacturing process for AVONEX, significantly increasing the output of this product while reducing associated manufacturing costs. The company also began using the full capacity of its large-scale manufacturing facility in RTP by year-end for the first time. As in Cambridge, RTP saw improved efficiencies in its manufacturing processes, leading to decreased manufacturing times and increased output.



Quality is an important watchword at Biogen Idec. The company has instituted improvements in its quality systems throughout the company that have provided tangible gains, particularly in the area of manufacturing. This was especially noteworthy in the FDA pre-approval inspections for TYSABRI, where the agency found no issues and viewed inspected facilities and procedures as state-of-the-art for GMP manufacturing.

This emphasis on quality is further echoed in the company's Environmental Health and Safety (EHS) Management Program, which helps to provide a safe workplace for Biogen Idec employees and to respond to potential community concerns through proactive hazard prevention. Best Management Practices ensure that Biogen Idec meets or exceeds local, state and federal EHS requirements.









Commitment and collaboration are important values at Biogen Idec. This is true both within our company and with respect to the communities in which we live and work. Our company has had a long tradition of supporting patient organizations in the areas of MS, cancer and psoriasis. During 2004, the company, through the Biogen Idec Foundation, made a series of financial gifts to major health care organizations in the United States and Europe, furthering our ties to these patient communities. Biogen Idec continues to support our local communities as well in the areas of science education and through fundraising activities, food drives, blood drives and other volunteer activities. Our participation as a responsible and engaged corporate citizen benefits not only our local communities but our ability to foster teamwork, hire great employees and successfully conduct our business.

Two thousand four saw bi-coastal participation by Biogen Idec bicyclists in the MS Society's Bay to Bay fund raising ride, as members of Cambridge's Rolling Clones joined several West Coast colleagues in the two-day event. Their efforts raised $5,500 for the MS Society, which was matched by a donation from Biogen Idec.

Similarly, San Diego employees and their families joined nearly 7,000 additional participants in the Leukemia and Lymphoma Society's annual "Light the Night" event. The Biogen Idec participants raised $2,500, which supplemented the $25,000 that the company donated as a corporate sponsor. Employees at Biogen Idec's RTP facility are helping to advance career opportunities in the sciences through financial support and volunteering as mentors to students in the "Future for Kids" program. This innovative web portal brings together students, parents, educators and employers in a community effort to help young people stay in school and plan for their future.




QUALITY, INTEGRITY, HONESTY
TEAM AS A SOURCE OF STRENGTH
COMMITMENT TO THOSE WE SERVE
COURAGEOUS INNOVATION
TRANSFORMING DISCOVERY INTO CARE
TRANSFORMING DISCOVERY INTO CARE
TRANSFORMING DISCOVERY INTO CARE
TRANSFORMING DISCOVERY INTO CARE



Biogen Idec supports community-based organizations in areas where it does business through grants dedicated to education, community service, health care, culture and the arts. Science education is a major focus including the company's Community Laboratory facilities in Cambridge, and now San Diego, focusing on the needs of middle and high school students. Biogen Idec also supports patient advocacy and disease research organizations on both the local and national level.






GROWTH, TRANSFORMATION AND RENEWAL
COURAGEOUS INNOVATION



Teamwork within the company and the community


TOTAL REVENUES
(in millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,080
$1,315
$1,553
$1,852
$2,212
$155
$273
$404
$679
2000
2001
2002
2003
2004
Non-GAAP
(Adjusted Pro Forma)
GAAP

	2000	2001	2002	2003	2004
GAAP (former IDEC)	155	273	404	679*	2,212
(former Biogen)	925	1,042	1,149	1,173**	—
Non-GAAP (Adjusted Pro Forma)	1,080	1,315	1,553	1,852	2,212

Note:

- The GAAP figures reflect the combined Biogen Idec for 2004, but for 2000 through 2002 include only the former IDEC Pharmaceuticals values and for 2003, reflect a full year of IDEC Pharmaceuticals and 7 weeks of the former Biogen, Inc.
  - *2003 GAAP represents a full year of former IDEC and former Biogen for the period 11/13/03 through 12/31/03
  - **2003 (former Biogen) represents former Biogen for the period 1/1/03–11/12/03
- The Non-GAAP (Adjusted Pro Forma) figures reflect the combined Biogen Idec, as if it had been a single company since the beginning of 2000. This is provided to enable a trend assessment over the past 5 years on a consistent basis.


R&D
(in millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
$348
$397
$468
$534
$685
$688
$69
$90
$101
$233
2000
2001
2002
2003
2004
Non-GAAP
(Adjusted Pro Forma)
GAAP

	2000	2001	2002	2003	2004
GAAP (former IDEC)	69	90	101	233*	688
(former Biogen)	279	307	367	301**	—
Merger Related Costs	—				(3)
Non-GAAP (Adjusted Pro Forma)	348	397	468	534	685

Note:

- The GAAP figures reflect the combined Biogen Idec for 2004, but for 2000 through 2002 include only the former IDEC Pharmaceuticals values and for 2003, reflect a full year of IDEC Pharmaceuticals and 7 weeks of the former Biogen, Inc.
  - *2003 GAAP represents a full year of former IDEC and former Biogen for the period 11/13/03 through 12/31/03
  - **2003 (former Biogen) represents former Biogen for the period 1/1/03–11/12/03
- The Non-GAAP (Adjusted Pro Forma) figures reflect the combined Biogen Idec, as if it had been a single company since the beginning of 2000. This is provided to enable a trend assessment over the past 5 years on a consistent basis.

FINANCIAL PERFORMANCE


AVONEX WORLDWIDE REVENUES
(in millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
+23%
$760
+28%
$971
+7%
$1,034
+13%
$1,168
+21%
$1,417
2000
2001
2002
2003
2004
RITUXAN REVENUES
(in millions)
$1,573
$1,360
$1,080
$779
$424
$616
+25%
$493
+28%
$386
+53%
$251
+89%
$133
+42%
2000
2001
2002
2003
2004
BIIB RITUXAN Revenue
RITUXAN - Net U.S. Revenue

REVENUE GROWTH With over $2.2 billion in total revenues, we delivered 19% Revenue growth in 2004 (Non-GAAP (Adjusted Pro Forma)) for the second year in a row. Growth was again driven by the strength of our two blockbuster products, AVONEX and RITUXAN. AVONEX Revenues were $1,417 million and grew 21% worldwide, and AVONEX remains the #1 MS therapy worldwide. We co-promote RITUXAN with Genentech in the U.S. and RITUXAN is marketed through Roche outside the U.S. Our Unconsolidated Joint Business Revenues from RITUXAN were $616 million, an increase of 25% over 2003.

Our other two commercial products, AMEVIVE and ZEVALIN, grew 6% and 18% respectively.

FINANCIAL STRENGTH As of December 31, 2004, we held $2.2 billion in cash and marketable securities ($1.4 billion net of current debt), which provides financial flexibility to react to strategic opportunities. During 2004, we had positive operating cash flow and anticipate that we will be operating cash flow positive for future years.

We use our overall financial strength to support expansion of our R&D pipeline, through both internal program development and in-licensing of product candidates. For example, during 2004, Biogen Idec entered into a collaboration with Vernalis, plc for V2006, the lead compound in Vernalis' A2A receptor antagonist program, which is targeted for Parkinson's disease and other central nervous system disorders.

We initiated two separate share repurchase programs in 2004, for 12 million and 20 million shares of common stock, respectively. The first program was completed within the year and the second program is ongoing. The repurchased stock will provide the company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. The share buyback will be largely funded through operating cash flow, is expected to be accretive to EPS, and is not expected to restrict our strategic flexibility.

MERGER ACCOUNTING The merger of Biogen Idec was completed on November 12, 2003. 2004 is the first full year of the newly formed Biogen Idec, a global biotechnology leader.

In last year's report, we discussed the Generally Accepted Accounting Principles (GAAP) implications of this merger on the financials of Biogen Idec, including:

- The write-off of In Process R&D assets acquired (a 2003 charge),
- The amortization of the Intangible Asset value of the acquired commercial products and royalty rights (a charge for 7 weeks of 2003 and for 52 weeks of 2004 and future years), and
- The value of Inventories acquired reflected at Fair Market Value as of November 12, 2003 (a significant impact to COGS for 7 weeks of 2003 and for 52 weeks of 2004 and a lesser impact in future years).

These charges significantly impact our GAAP Income Statement (as shown in the table on page 36), creating a loss for 2003 and a profit for 2004, and make comparisons of both years to prior years on a GAAP basis very difficult. Furthermore, in 2003, GAAP accounting reflects 45 weeks (until November 12, 2003) of the former Idec Pharmaceuticals Corporation alone and 7 weeks of merged Biogen Idec results.

Accordingly, we provide an 'Non-GAAP (Adjusted Pro Forma)' perspective that removes these merger-related accounting impacts and other charges. For growth calculations, this perspective allows a comparison of 2004 versus 2003 results as if the company had been a single entity for the full year of 2003. We believe that for trend analysis, this reflects the recurring economic characteristics of our integrated business and serves as an appropriate base from which to measure future growth.

EARNINGS PERFORMANCE Based on our strong Revenue growth, we increased our Research and Development spending to $685 million Non-GAAP (Adjusted Pro Forma), one of the largest programs in the biotechnology industry. Additionally, selling, general and administrative costs in 2004 grew to $569 million Non-GAAP (Adjusted Pro Forma), as we expanded our neurology commercial sales organization behind the launch of TYSABRI.

Non-GAAP (Adjusted Pro Forma) earnings in 2004 grew to $1.40 per share (diluted basis), an increase of 15% versus 2003. Reconciliation of the differences between the US GAAP Net Income and the Non-GAAP (Adjusted Pro Forma) earnings per share is detailed below.

		Twelve Months Ended December 31,	
(in millions, except per share data)		2004	2003
Earnings (loss) per share – Diluted:			
	GAAP	**$ 0.07**	**$ (4.92)**
	Non-GAAP (Adjusted Pro Forma)	**$ 1.40**	**$ 1.22**
An itemized reconciliation between net income on a GAAP basis is as follows:			
GAAP Net Income/(loss)		**$ 25.1**	**$ (875.1)**
Revenue:	Pre-merger Biogen, Inc. Product Revenue	—	1,056.9
	Pre-merger Biogen, Inc. Royalty Revenue	—	115.2
	Pre-merger Biogen, Inc. Corporate Partner Revenue	—	1.0
COGS:	Fair value step up of inventory acquired from former Biogen, Inc.	295.5	231.6
	Pre-merger Biogen, Inc. Costs of Sales	—	(179.2)
	Royalties related to Corixa Settlement	—	1.8
R&D:	Pre-merger Biogen, Inc. R&D, net of intercompany transactions	—	(301.1)
	Merger related costs	3.1	—
SG&A:	Pre-merger Biogen, Inc. SG&A	—	(346.7)
	Merger related costs	9.3	13.2
Other Purchase Accounting:	Amortization of acquired intangible assets related to the merger with former Biogen, Inc.	347.7	33.2
	Acquisition of in-process research and development	—	823.0
Other Income, net:	Pre-merger Biogen, Inc. Other income	—	32.9
	Represents write down of certain investments	12.7	—
	Charges associated with Charitable Donations and Legal Settlements	—	30.7
Income Taxes:	Income tax effect of reconciling items	(195.4)	(205.8)
Non-GAAP (Adjusted Pro Forma) Net Income		**$498.0**	**$ 431.7**

CREATING SHAREHOLDER VALUE We are committed to the creation of new standards of care in immunology and oncology through our pioneering research and our global development, manufacturing and commercial capabilities. Our commitment to these goals is always matched with our core focus on building long-term shareholder value.

The expansion of Biogen Idec during the last 10 years (IDEC Pharmaceuticals Corporation until November 2003, Biogen Idec since) has delivered strong shareholder value. Since 1994, shares in Biogen Idec have appreciated 69% on an annual compound basis. An investment of $1,000 in Biogen Idec on January 1, 1994 would have been worth approximately $188,000 at the end of 2004. This performance, according to a recent *Wall Street Journal* 'Shareholder Scorecard' ranked Biogen Idec as the top performing investment within *The WSJ 1000* over the past 10 years... no other investment in *The WSJ 1000* had a better performance through December 31, 2004.

In February 2005, in consultation with the FDA, we and Elan Corporation voluntarily suspended the marketing and commercial distribution of TYSABRI, and informed physicians that they should suspend dosing of TYSABRI until further notification. We also suspended dosing in clinical studies of TYSABRI in MS, Crohn's disease and rheumatoid arthritis. Announcement of these decisions drove our stock price down dramatically. Even factoring in this drop in stock price, our 10-year compounded return through March 31, 2005 would have been 49%, yielding approximately $55,000 value on $1,000 invested 10 years before. Had this rate of return been used to evaluate us in the *Wall Street Journal* 'Shareholder Scorecard,' we would have been the ninth best performing investment out of *The WSJ 1000* over the past 10 years.

Our management is committed to continuing this heritage of shareholder value creation. We are proud of our scientific and financial history, and remain determined to deliver value to our investors and innovation to our customers.

$1,000 INVESTED IN BIOGEN IDEC VS. S&P 500 VS. NASDAQ

(Calculation ending on 12/31/04, unless otherwise noted)


5 Years
$2,500
$2,000
$1,500
$1,000
$500
$0
$889
$545
$2,034
$1,054
S&P 500
NASDAQ
Biogen Idec
Biogen Idec (3/31/00-3/31/05)
10 Years
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
0
$3,089
$3,004
$188,075
$55,216
S&P 500
NASDAQ
Biogen Idec
Biogen Idec (3/31/95-3/31/05)

	1999	2004	CAGR*
S&P 500	$1,000	$889	-2%
NASDAQ	1,000	545	-11%
Biogen Idec	1,000	2,034	15%
Biogen Idec (3/31/00-3/31/05)	1,000	1,054	1%

	1994	2004	CAGR*
S&P 500	$1,000	$3,089	12%
NASDAQ	1,000	3,004	12%
Biogen Idec	1,000	188,075	69%
Biogen Idec (3/31/95-3/31/05)	1,000	55,216	49%

*Compound Annual Growth Rate

[1] *Wall Street Journal*: February 28, 2005

Patient Community Support & Resources

LYMPHOMA RESOURCES

American Cancer Society
1-800-227-2345
www.cancer.org

National Cancer Institute
1-800-4CANCER (1-800-422-6237)
www.nci.nih.gov

Leukemia and Lymphoma Society of America
1-800-955-4LSA (1-800-955-4572)
www.leukemia.org

Lymphoma Research Foundation
1-800-500-9976
www.lymphoma.org

RITUXAN

Customer Service: 1-800-551-2231
Customer Service Website:
www.rituxan.com

ZEVALIN

Customer Service: 1-877-433-4332
Customer Service Website:
www.zevalin.com

MULTIPLE SCLEROSIS RESOURCES

National Multiple Sclerosis Society
1-800-344-4867
www.nmss.org

The Multiple Sclerosis Association of America
1-856-488-4500
www.msaa.com

AVONEX

Customer Service: 1-800-456-2255
Customer Service Websites:
www.msactivesource.com
www.avonex.com

TYSABRI

Customer Service: 1-800-456-2255
Customer Service Websites:
www.msactivesource.com
www.tysabri.com

DERMATOLOGY RESOURCES

National Psoriasis Foundation
1-800-723-9166
www.psoriasis.org

AMEVIVE

Customer Service: 1-866-AMEVIVE
(1-866-263-8483)
Customer Service Websites:
www.psoriasissupport.com
www.amevive.com

CORPORATE INFORMATION

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142
Telephone: (617) 679-2000

SEC FORM 10-K

A copy of Biogen Idec's Annual Report on Form 10-K filed with the Securities and Exchange Commission is included with this Annual Report. It is also available at http://www.sec.gov. and upon written request to:

Investor Relations Department
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

ANNUAL MEETING

Friday, June 3, 2005, at 10:00 a.m. at the Company's offices at 15 Cambridge Center, Cambridge, Massachusetts
All shareholders are welcome.

TRANSFER AGENT

For shareholder questions regarding lost stock certificates, address changes and changes of ownership or names in which the shares are held, direct inquiries to:

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
816-843-4299
www.equiserve.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

NEWS RELEASES

As a service to our shareholders and prospective investors, copies of Biogen Idec news releases issued in the last 12 months are now available almost immediately 24 hours a day, seven days a week, on the Internet's World Wide Web at http://www.prnewswire.com. Biogen Idec's news releases are usually posted within one hour of being issued and are available at no cost at www.biogenidec.com.

MARKET FOR SECURITIES

Our common stock trades on the NASDAQ stock market under the symbol "BIIB."

COMMON STOCK PRICE

	2004		2003	
	High	Low	High	Low
First Quarter	$59.63	$36.60	$37.14	$27.80
Second Quarter	64.00	54.56	42.15	30.01
Third Quarter	63.50	53.06	38.95	31.73
Fourth Quarter	68.13	54.30	39.41	31.63

TRANSFORMING DISCOVERY INTO CARE

With passion, purpose and partnerships, we transform scientific discoveries into advances in human healthcare.

CORE VALUES

COURAGEOUS INNOVATION

We apply our knowledge, talent and resources to yield new insights and bold ideas. We confront challenge and uncertainty with zeal, tenacity and vision and seize opportunities to excel.

QUALITY, INTEGRITY, HONESTY

Our products are of the highest quality. Our personal and corporate actions are rooted in mutual trust and responsibility. We are truthful, respectful and objective in conducting business and in building relationships.

TEAM AS A SOURCE OF STRENGTH

Our company is strong because our employees are diverse, skillful and collaborative. We pursue our fullest potential as individual contributors, team members and team leaders.

COMMITMENT TO THOSE WE SERVE

We measure our success by how well we enable people to achieve and to thrive. Patients, caregivers, shareholders and colleagues deserve our best.

GROWTH, TRANSFORMATION AND RENEWAL

Consistent with our core values, we as individuals and as a corporation are dedicated to creative and constructive growth, transformation and renewal as a source of inspiration and vitality.

biogen idec™